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                                             1934 Act Registration No. 000-50826
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF MARCH 2005

                              KONGZHONG CORPORATION
                 (Translation of registrant's name into English)

                 35/F, TENGDA PLAZA, NO. 168 XIZHIMENWAI STREET
                              BEIJING, CHINA 100044
                    (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      Form 20-F X       Form 40-F___


     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______)

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______)

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                         Yes ____       No X


     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______________.)


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                            EXHIBITS



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Exhibit Number                                                 Page
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
1.1            Press Release, dated April 19, 2005              4
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                     FORWARD-LOOKING STATEMENTS

   The Press Release of KongZhong Corporation (the "Company"), constituting
Exhibit 1.1 to this Form 6-K, contain statements that may be viewed as "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the continued growth of the telecommunications industry and wireless services industry in China, the development of the regulatory environment, the impact of personnel changes and the Company's ability to successfully execute its business strategies.

   Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government's policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China's telecommunications market. Please also see the "Risk Factors" section of the Company's registration statement on Form F-1 (File No. 333-116172), as filed with the Securities and Exchange Commission.

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                              SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   KONGZHONG CORPORATION


Date: April 20, 2005


                                   By: /s/ Yunfan Zhou
                                       --------------------------------
                                   Name:  Yunfan Zhou
                                   Title: Chief Executive Officer


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         KONGZHONG CORPORATION APPOINTS SENIOR VICE PRESIDENT OF FINANCE

Beijing, China, April 19, 2005 - KongZhong Corporation (NASDAQ: KONG), a leading provider of advanced second-generation (2.5G) wireless value-added services in China, announces that Mr. JP Gan has accepted an offer from the Company to be the Senior Vice President of Finance, effective May 16, 2005. Mr. Gan will report to Nick Yang, the Company's Co-founder and President, who will continue to oversee the financial department's day-to-day operations as the Company's acting Chief Financial Officer.

Mr. Gan has been a Director of The Carlyle Group responsible for venture capital investments in China since May 2000. Prior to joining The Carlyle Group, he worked at the investment banking division of Merrill Lynch in Hong Kong from 1999 to 2000 and at then-Price Waterhouse in the United States from 1994 to 1997.

Mr. Gan obtained his Master of Business Administration from the University of Chicago Graduate School of Business and his Bachelor of Business Administration from the University of Iowa. He is a Certified Public Accountant in the United States.

Commenting on the appointment, KongZhong's Chairman and CEO, Yunfan Zhou, said "We are very pleased to have JP joining our senior management team. We believe his background and experience will add great value to the Company. We look forward to working closely with him."

About KongZhong:
KongZhong Corporation is a leading provider of advanced second-generation (2.5G) wireless interactive entertainment, media, and community services to consumers in China. The Company delivers a broad range of services, through multiple technology platforms, which users can access directly from their mobile phones by choosing an icon embedded in select models of handsets or from a mobile operator's portal or web site.

Investor Contact:
Jillian Wang
Vice President, Corporate Development
Tel.:    +86 10 8857 6000
E-mail:  ir@kongzhong.com

Tip Fleming
Christensen
Tel:     1 917 412 3333
E-mail:  tfleming@ChristensenIR.com

Media Contact:
Xiaohu Wang
Manager
Tel:     +86 10 8857 6000
E-mail:  xiaohu@kongzhong.com